UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
2937077 Canada Inc. formerly known as
ART Advanced Research Technologies Inc.
(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
1.	Press release dated November 28, 2006
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC. (Registrant)
By:	/s/ Marie-France Nantel
	Name:	Marie-France Nantel
	Title:	Corporate Secretary and General Counsel

Dated: November 28, 2006

2937077 CANADA INC.
News release
For immediate publication
2937077 CANADA INC. COMPLETES REORGANIZATION OF ITS CORPORATE
STRUCTURE AND PRIVATE PLACEMENT
Montreal, Canada, November 28, 2006 — 2937077 Canada Inc. (previously known as ART Advanced Research Technologies Inc.) (“2937077”) announced today that the corporate reorganization by way of a plan of arrangement (the “Arrangement”) involving 2937077, its securityholders, New ART Advanced Research Technologies Inc. (now ART Advanced Research Technologies Inc.) (“ART”) and Matco Capital Ltd. has been completed effective November 27, 2006.
2937077 also participated in an offering of 200 units consisting of the issuance from the treasury of 2937077 of 620,000 Class A common shares (the “Common Shares”) and the sale by ART of 1,300,000 Common Shares, representing its total retained interest in 2937077 following the Arrangement, the whole pursuant to an agency agreement entered into today by 2937077, as issuer of Common Shares from treasury, ART, as selling shareholder, and J.F. Mackie & Company Ltd., as agent. The offering was completed pursuant to applicable prospectus and registration exemptions.
The Arrangement, fully described in the Management Proxy Circular of ART Advanced Research Technologies Inc. dated October 24, 2006 filed on SEDAR (www.sedar.com) under the profile of 2937077 on October 26, 2006 and in the Amended and Restated Plan of Arrangement filed on SEDAR on November 24, 2006 under the profile of 2937077, received securityholder approval and Court approval on November 22, 2006 and November 24, 2006, respectively.
As part of the Arrangement:
•	2937077 transferred its assets and liabilities to ART, which continues to carry on the same business previously carried on by ART Advanced Research Technologies Inc., with the same board and management team;

•	the shareholders of 2937077 transferred their shares to ART in exchange for stock of ART on a 1:1 basis, therefore retaining their full equity interest in the business of ART Advanced Research Technologies Inc.;

•	the options and warrants of 2937077 were terminated and the holders of such options and warrants were issued, in consideration for the disposition of such options and warrants, equivalent options and warrants of ART; and

•	2937077 changed its name from ART Advanced Research Technologies Inc. to 2937077 Canada Inc. and ART changed its name from New ART Advanced Research Technologies Inc. to ART Advanced Research Technologies Inc.
2937077 voluntarily deregistered its common shares and terminated its reporting issuer’s obligations under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), through the filing of a Form 15 with the United States Securities and Exchange Commission (the “SEC”) on November 24, 2006. 2937077 expects the deregistration to become effective within 90 days of filing with the SEC.
As a result of the filing of the Form 15, the obligation of 2937077 to file certain reports and forms with the SEC, including Forms 20-F and
6-K, is terminated.
Under applicable U.S. securities laws, 2937077 is not required to register its common shares under the 1934 Act. We have carefully evaluated the advantages and disadvantages to 2937077 of maintaining its registration. In light of the dramatically increasing costs, including Sarbanes-Oxley compliance and administrative burdens associated with being a public company in the United States at this time, the Board of 2937077 has determined that not maintaining the registration of 2937077 will result in cost reductions and will enable it to focus more on enhancing value for all stakeholders of 2937077.
2937077 remains a reporting issuer in all provinces of Canada. Its board consists of the following directors: Jacques Bédard, Phil Hodge and Alan Ross. Its Common Shares are not listed for trading.
FOR FURTHER INFORMATION, PLEASE CONTACT:

2937077 Canada Inc.
Alan Ross: rossa@bennettjones.ca
Tel. (403) 294-6889